MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

02052491

FORM 6-K

P.S.
9/1/02

1-13758

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
SEP 10 2002
THOMSON
FINANCIAL

For the month of September 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

RECD S.E.C.
SEP 9 - 2002
1086

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

PRESS
RELEASE

PORTUGAL TELECOM INCREASES ITS ECONOMIC INTEREST IN TELESP CELULAR PARTICIPAÇÕES FROM 41.2% TO 65.1%

Lisbon, Portugal, September 9, 2002 – Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) today announced that its mobile subsidiary in Brazil, Telesp Celular Participações ("TCP") successfully completed its rights offering, which generated proceeds in the amount of R$ 2,403 million.

In this rights offering, PT subscribed to a total of 247,224 million common and 326,831 million preferred TCP shares, equivalent to approximately 80.5% of the new shares issued. As a result of this offering, PT now owns 383,442 million common shares (93.7% of TCP voting rights) and 379,616 preferred shares (49.8% of total TCP preferred shares), increasing its economic interest in TCP from 41.23% to 65.12%.

As a result of this transaction, TCP (including Global Telecom) has reduced its net debt from R$ 5,750 million, as reported in its first half 2002 results, to R$ 3,350 million (Euro 1,190 million), which still includes Euro 888 million of shareholders' loans made by PT.

With the minority subscription in this capital increase, PT has reduced its fully consolidated debt by Euro 176 million and reiterates its stated year-end target for net debt of around Euro 4.5 billion corresponding to a debt reduction of Euro 900 million from year-end 2001.

This information is also available on PT's website www.telecom.pt.

Contact: Zeinal Bava, Chief Financial Officer
zeinal.bava@telecom.pt
Vitor J. Sequeira, Head of Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: September 9, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations